UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Spindletop Oil & Gas Co.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

848550208

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848550208
1.	Names of Reporting Persons Enerjex Resources, Inc. I.R.S. Identification Nos. of above persons (entities only) 88-0422242
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 700,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 700,000
	8.	SHARED DISPOSITIVE POWER 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 9.17%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	The name of the issuer is Spindletop Oil & Gas Co. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 12850 Spurling Road, Suite 200, Dallas Texas 75230-1279.

Item 2.

(a), (c)	This Statement is being filed by Enerjex Resources, Inc., a Nevada corporation (“Reporting Person”).

(b)	The principal business office of Reporting Person is 1600 N.E. Loop 410, Suite 104, San Antonio, Texas 78209.

(d)	This Statement relates to the Common Stock, par value $0.01, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 848550208.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of November 15, 2010 and is based on 7,630,803 million shares of post-consolidation Common Stock outstanding as of November 15, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 10, 2011

ENERJEX RESOURCES, INC., a Nevada corporation

By:	/S/ ROBERT G. WATSON
Name:	Robert G. Watson
Title:	President